Exhibit 99.3

15 October 2026

To the Board of Directors of:

Bruton Ltd (the “Company”)

9 Par-la-Ville Road, 2nd Floor

Hamilton HM11

Bermuda

FAIRNESS OPINION

To the Board of Directors of Bruton Ltd

Pareto Securities AS ("Pareto") has been requested by the Board of Directors of the Company (the "Board") to give a statement (the "Opinion") regarding the fairness, from a financial point of view, of the consideration to be received by the holders of common shares of the Company (other than holders of dissenting company shares and specified company shares) (the "Shareholders") in the proposed merger under Bermuda law of Bravo Ltd., an indirect wholly-owned subsidiary of International Seaways, Inc. ("INSW"), with and into the Company, with the Company surviving as an indirect wholly-owned subsidiary of INSW (the "Merger"). The Merger is to be effected pursuant to a transaction agreement to be entered into among INSW, Bravo Ltd. and the Company and a related Bermuda merger agreement. In the Merger, each common share of the Company held by a Shareholder will be converted into the right to receive either 0.05190 INSW shares (the "Exchange Ratio", being the per share stock consideration) or USD 6.3044 in cash (the "Cash Consideration", being the per share cash consideration and, together with the Exchange Ratio, the "Merger Consideration").

Pareto has prepared this Opinion on the basis of publicly available information and information from the Company, including inter alia management estimates. Pareto has based its statement on the presumption that this material is accurate and correct. Pareto has not undertaken any independent examination in this respect and does not represent or warrant its accuracy. The evaluation of the Merger Consideration has been made on objective criteria to the extent possible, based on generally accepted and recognised valuation methods that have been deemed necessary and applicable. Pareto's valuation is essentially based on commercial, economic and other conditions available that can be validated as of the date hereof.

Based on the evaluation described above, Pareto is of the opinion that, as of the date hereof, the Merger Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders.

Pareto has acted as financial advisor to the Company in connection with the Merger and will receive a fixed fee for delivering this Opinion. The fee is independent of the conclusion of the Opinion. As of the date of this Opinion, Pareto does not have any other ongoing assignments for the Company or the Board. As a leading investment bank in the Nordic region, Pareto may in the future have assignments for the Company or any of its major shareholders, but none that, in the opinion of Pareto, influence the assessments made in this Opinion. The Opinion is dated as of the date stated above. Events or information occurring after that date have not been considered in this Opinion.

Evaluations of this nature will always contain an element of uncertainty. Although reasonable care and efforts have been exerted, Pareto does not accept any legal or financial liability to any person other than the Company in relation to the Opinion, or for any consequences resulting from any such person acting on or relying on statements made in the Opinion. Pareto's liability to the Company is governed by the terms of its engagement letter with the Company.

This Opinion does not represent a recommendation to the Board, the Company or its shareholders to accept or reject the proposed Merger. Nor is it a recommendation to any shareholder as to how to vote at the special general meeting of the Company convened to consider the Merger, or whether to exercise any rights under section 106 of the Companies Act 1981 of Bermuda. Pareto recommends that the Board evaluate the Merger Consideration in accordance with its own judgment and preferences.

Pareto Securities AS	| Dronning Mauds gate 3 | P.O. Box 1411 Vika | N-0115 Oslo | Norway
Tel +47 22 87 87 00 | Fax +47 22 87	87 10 | E-mail info@paretosec.com | Org nr. 956 632 374 MVA | www.paretosec.com

This Opinion is addressed to, and is provided for the use and benefit of, the Company and the Board (in its capacity as such) in connection with its evaluation of the Merger. Pareto consents to:

(a) a copy of this Opinion being provided to INSW, Equro Issuer Services AS and the settling broker.

(b) this Opinion being referred to, summarised and/or included in full in any notice, proxy statement, stock exchange announcement (including on Euronext Growth Oslo) or other materials sent or made available to the shareholders of the Company (or holders of Norwegian depository receipts representing shares in the Company) in connection with the Merger; and

(c) this Opinion being disclosed or produced in any legal proceedings relating to the Merger, including any proceedings under section 106 of the Companies Act 1981 of Bermuda.

Save as aforesaid, this Opinion may not be disclosed in whole or in part without Pareto's prior written consent.

On behalf of Pareto Securities AS,

/s/ Tormod Høiby
Tormod Høiby
Head of Investment Banking

Pareto Securities AS	| Dronning Mauds gate 3 | P.O. Box 1411 Vika | N-0115 Oslo | Norway
Tel +47 22 87 87 00 | Fax +47 22 87	87 10 | E-mail info@paretosec.com | Org nr. 956 632 374 MVA | www.paretosec.com